Ex. T3A.75
CERTIFICATE OF FORMATION OF

UR OF SWAMPSCOTT MA, LLC

ARTICLE I

NAME

The name of the Limited Liability Company is UR of Swampscott MA, LLC (the “LLC”).

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person, George W. Herz II. has executed this Certificate of Formation of UR of Swampscott MA, LLC this 14th day of June, 2006 in accordance with the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

/s/ George W. Herz II

________________________________
George W. Herz II, Authorized Person
Sr. Vice President & General Counsel